Exhibit 99.1

For immediate release

RR Media Acquires Satlink Communications,
Increases 2015 Guidance

Synergistic combination expands scale, leverages customers to increase revenue and profitability

Management to Host Investor Conference Call on Tuesday, June 9 at 9 a.m. ET

Airport City Business Park, Israel (June 8, 2015) – RR Media (NASDAQ: RRM), a leading provider of global digital media services to the broadcast industry, has announced the acquisition of Satlink Communications, an Israel-based global provider of content distribution, management and playout services for $19 million subject to bank debts and other certain adjustments. This transaction comes quickly after the recent acquisition of Eastern Space Systems (ESS) as part of a continued strategy to increase scale and expand service capabilities. Management expects that the acquisition of Satlink Communications followed by the integration of the companies’ networks will broaden RR Media’s industry leadership by expanding its global content distribution network and content management footprint, strengthening its customer mix by adding upper-tier customers, as well as enriching its media industry expertise.

Avi Cohen, CEO of RR Media, commented, “This acquisition, along with the recent acquisition of ESS and the previous acquisitions made in recent years, form essential elements of our strategy to increase the scale of the company expanding our global presence, growing our smart global distribution network and content management services, expanding our service offering, enhancing our mix of premium customers and leveraging world-wide industry expertise. This acquisition is expected to contribute to our bottom line in 2015 and beyond. We have watched Satlink’s accomplishments over the years and we are extremely happy to have Satlink become part of RR Media.”

As a result of this acquisition, RR Media will be able to offer its extensive customer service and a wide-range of digital media services to all existing Satlink customers. This includes full access to RR Media’s global media services platform with the capability to provide a comprehensive suite of solutions, including expanded content distribution, content management and preparations services, online video services and sports and live event solutions.

David Hochner, Chief Executive Officer of Satlink Communications, said of the acquisition, “In this dynamic media market, we believe it is the right decision to join a leading global media services provider like RR Media. Our customers will benefit from a greater scale of state-of-the-art digital media service capabilities, technologies and customer support that would enable our customers to monetize their content further through expanded audience reach and viewing possibilities.”

Mr. Hochner will remain with the combined organization, serving on RR Media’s management team.  His extensive experience, industry knowledge and relationships are expected to help RR Media’s strategic growth plans.  Mr. Hochner will also ensure business and customer continuity and facilitate a smooth transition.

As a result of the acquisition, RR Media expects to generate incremental revenue of approximately $25 million and adjusted EBITDA of $5 million in 2016. The business and operational integration is planned to be completed by the end of this year.

Management anticipates incurring $700,000 in transaction expenses, booked in the second quarter, and approximately $1 million in integration-related expenses, booked during the remainder of 2015.

Avi Cohen continues: “As a result of the two recent acquisitions and due to the adverse effects of certain exchange rate and business conditions in some geography, we are updating our full-year guidance. We expect 2015 revenues to be between $140 million to $148 million. Further, we forecast our revenue for 2016 to be between $161 million to $171 million. In addition, we are updating our full year 2015 adjusted EBITDA guidance to be between $17.6 million and $20.4 million and expect that most of the synergy effects of this acquisition will show in 2016 with an increase of 25% to 30% in our EBITDA. The newly acquired business is expected to provide further return on investment for RR Media, given Satlink Communications’ existing base of revenues. It is expected to improve margins, create a more efficient organization by optimizing network resources and operations over a larger customer base.”

Conference Call Information

Management will host a conference call to discuss the acquisition at 9 a.m. ET and 4 p.m. in Israel on Tuesday, June 9, 2015.

Details are as follows:
•	Dial-in number from within the United States: 1-888-617-5714
•	Dial-in number from Israel: 1 80 924 6042
•	Dial-in number from the UK:0 808 101 1147
•	Dial-in number (other international): 1-719-325-2392
•	Playback, available until June 16, 2015 by calling 1-877-870-5176 (United States) or 1-858-384-5517 (international). Please use pin number 5117958 for the replay.
•	A live webcast is accessible at http://public.viavid.com/index.php?id=114896

ENDS

About RR Media

RR Media (NASDAQ: RRM) works in partnership with the world’s leading media players to create the richest possible media and entertainment experiences for the world’s consumers. RR Media’s complete ecosystem of digital media services maximize the potential of media and entertainment content, covering four main areas: smart global content distribution network with an optimized combination of satellite, fiber and the internet; content management and channel origination; sports, news & live events; and online video services. RR Media provides scalable, converged digital media services to more than 650 channels and to leagues and right holders of over 100,000 hours of sports and live events yearly. The company delivers content to 95% of the world’s population reaching viewers of multiplatform operators, VOD platforms, online video and direct-to-home services. Visit the company's website www.rrmedia.com

About Satlink Communications

Satlink is a leading independent teleport and key player in the satellite transmission and content management arena, offering innovative, cutting-edge satellite delivery, content management services and OTT solutions. Satlink's expertise enables you to maximize your global reach, and deliver-high quality, reliable broadcasting on any screen or device.

Safe Harbor Statement
This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. We undertake no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2014 and our Current Reports on Form 6-K.

Company Contact:
Shmulik Koren, CFO
Tel: +972 3 928 0777
Email: investors@rrmedia.com

Investor Contact
Hayden/ MS - IR
Brett Maas/ Miri Segal-Scharia
Tel: 646-536-7331 / 917-607-8654